Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

The following transcript relates to a presentation given by Boston Scientific’s Chief Financial Officer at the SG Cowen & Co. 26th Annual Health Care Conference and made available on Boston Scientific’s website.  The slide presentation relating to the following transcript has been separately filed with the Securities and Exchange Commission.

Transcript

Dhulsini De Zoysa  - Cowen & Co. - Analyst

Good morning. Dhulsini De Zoysa, senior med tech analyst at Cowen. It’s my pleasure this morning to introduce Boston Scientific. Most of you in this room have heard me say probably more times than you care to that I consider Boston Scientific the most compelling stock in my large cap coverage universe today. I guess judging by the look of this room, I’m not alone in my view.

I’m going to hand over to Larry Best. All of you know Larry has been with the Company for more than a decade and has done a terrific job managing the Company through some highs and lows, and always coming out on top. So Larry?

Larry Best  - Boston Scientific - CFO

Thank you very much and good morning to all of you. I normally don’t have 40 minutes to talk, so I had trouble filling all those slides, but I think Milan Kofol helped me along the way, so maybe I have enough to talk about that will intrigue you about Boston Scientific if we can get this going.

Obviously, you’ll have questions and I’ll be making a lot of references to what we think we can do over the next five years. So those are guarded by our — not only one slide, but two slides, Safe Harbor clause. Those of you who know me, I always start with the same slide for better or for worse. And we’re always proud of what we’re trying to accomplish at Boston Scientific, and I think you can see that our history of performance speaks for itself.

It has been — there are bumps in the road when you grow a high tech, high-growth Company in a highly competitive marketplace, especially when you’re going after gross margins of 75-80%. There’s a lot of competition. There is a lot of litigation, not to mention on top of all of that we’re a highly regulated company, all of our sales are regulated by the FDA or a counterpart somewhere in the world.

So it is a complex business, but it’s a very rich market. I can’t think of a better market to be in than medical devices — high-end medical devices where you are making a big difference on therapies. Demographics are on your side, and it’s a great place to be. The history of devices and the profitability in devices is — stands out among most businesses.

So you can see we finished 2005 with 6.3 billion in sales. If you look at that 6.3 billion in sales, over 90% of those sales are from number one market shares. So over 90% of that 6.3 billion that we just delivered in sales is from number one market shares. If you take TAXUS out of the equation, 85% of our sales are from number one market shares. That tells you something about the breadth and depth of Boston Scientific.

We have got ourselves in a position where we are now highly — kind of depending on TAXUS because it’s so large and such a mega hit, but safe to say when you take TAXUS away, we’re very diversified and the largest interventional company in the world. We’re number one in almost everything we do. We are clearly number one in interventional medicine.

This gives you an idea of what we looked like when we closed out 2005. You can see the success we’ve had in drug-eluting stents. This came after about 7-8 years of — and about $500 million of investment. It — that’s the kind of investment you have to make it in drug-eluting stent technology.

So the barrier of entry to this market is very high. It’s a drug device combination which is far more complex than just devices. So not only are we in this rich market that is driven by demographics, but we are in space that is — the barrier of entry is very high. And that helps a lot when you think about the strategic positioning of Boston Scientific.

Our drug-eluting stent TAXUS program represented over 40% of our sales and over 50% of our profit, so you can see the dilemma we have. We’ve had a grand slam in one of the largest markets ever in medical device history. As a matter of fact, TAXUS is the largest product ever in medical device history. So to put it in perspective, it’s a $2.6 billion product line at 90% gross margins. It’s the biggest thing ever in medical devices and kudos to the team that brought it.

A lot of doubts about paclitaxel. A lot of doubts about our ability to execute in DES. It was only three or four years ago that people thought we were going to be number four — fourth or fifth and a non-player. We simply have beat everybody in drug-eluting stents. And we continue to beat everyone in drug-eluting stents because we just work very hard getting the science right and also building the pipeline, and I think we’re going to be leader in drug-eluting stents for many years to come.

So, we’ve had a homerun with DES, but we also have a lot of other businesses that are rich. And they don’t get much highlighting, but they’re rich and I’ll explain a little further on that. This gives you an idea of the breadth and depth of Boston Scientific. We have 74 categories of franchises and 270 categories of products. And keep in mind in most of these categories we’re number one, so we rarely have a number two position.

Our market shares typically are 40-50-60% market share. Sometimes in some markets like GI, endoscopy, we’re up in the 70% market share. So it’s very rare that we don’t lead, and you can see the breadth and depth of Boston Scientific. If it wasn’t for TAXUS being such a mega hit, we wouldn’t be burdened by our success, and we are burdened by our success. Our stock has traded down over the last year or so because we accomplished all of this in one year.

We started from scratch with no market share in drug-eluting stents and we basically grew and added 2.1 billion to the topline in 2004. We got far more share than anybody expected. People were guessing 35-40%. We ended up with 70% at sometime during 2004. Then Wall Street finally scratched their head and said you know, this market — yes, it’s $6 billion, but it’s not going to grow that great and that fast and these guys dominated that big in the first year.

So we did all our growing of drug-eluting stents in one year and so the question is where do you go from there? And it’s a good question. And that is why our stock traded down. We had a market cap of 38 billion at one point in 2004 and the low was earlier last year, late last year I think 17 billion. So you can see the volatility, but it’s volatility as a result of success not failure. It’s a volatility of success, not failure.

So how do we move from here and create value for our shareholders? 30-40% of stock of Boston Scientific is owned by insiders. We think like shareholders. We’re long-term shareholders. We don’t manage to the quarter. We manage to the next five years. And that served us well as I showed you on the graph. And we will continue to do that. And everything we do is about creating shareholder value over the long-term.

This gives you a perspective on our clout, if you will, in medical devices. On the left is Interventional Cardiology. We own about 45% of the market, clearly the leader. On the right, you see our Endosurgery group which is a multibillion dollar business. We own 36% of that market; again, leadership everywhere we participate almost without exception.

This is our record. We will live with our record. We like our record. We like our report card. Consistent performance over the last decade, if I showed this last year, the growth rate without 2005 in it was somewhere in the neighborhood of 29% topline growth, 33% bottom-line growth. When you add 2005, which was a slower growth year because of the comparison with the prior year, it slowed it down. But we still have grown the topline — 19% topline and bottom-line 44%. Can you grab me a little glass of water? I am running out of gas a little bit.

So, this is what we’ve done in the last decade. I will assure you that the next decade will be more exciting than the last decade. I think we are positioned for very, very strong growth — double-digit growth topline, double-digit growth bottom-line. We are a Company on our way to 15 billion in sales. And today, we’re 6.3 billion in sales.

And so the — I have been with Boston Scientific 14 years. When I got involved with Boston Scientific, we had 90 million in sales and $100 million in losses. And we’ve been able to build — thank you Milan. We have been able to build a great team, and that team in place. We have very little turnover at Boston Scientific. We lose very few people.

Our management team, Paul LaViolette is our Chief Operating Officer today. He was with us in 1993, so he’s been a colleague of mine for over a decade. And in the rest of the management team, their continuity and consistency of performance is very good. Very little turnover and that’s why we’re going to continue to be able to do this.

Let’s talk a little bit about interventional cardiology and I’ll explain why we were aggressive and pursued the Guidant Corporation. This is where it stands as of 2005. You can see it is a $10 billion market. Very rich market — one of the richest markets in medical devices, and we own 45% of it. We’re the biggest player in the cath lab, and of course with TAXUS it’s been an outstanding addition for us. So we’re already number one.

However, so you say what’s the problem? Well, the problem — let me go on to our number one position. In drug-eluting stents, which is roughly a $5 to $6 billion market, one of the largest markets in medical devices, today, when we finished 2005, we had the majority of share back and forth around 52 to 58% during the year. We leveled off at 54%, but we think we actually can do better than that as we move forward. We clearly are targeting the leadership in drug-eluting stents for the next decade and we think we have the strongest pipeline in the space.

This is — kind of points out why we scratched our head and said where do we go from here. We knew that Wall Street recognizes diversity. It recognizes high-growth, high margins, but it doesn’t like you relying on one particular product or technology or space for that matter.

This is the market per Wall Street consensus for drug-eluting stents. It’s a huge market. It’s an attractive market. It’s very highly profitable. But you can see over the next four or five years, it’s a flat market — flat to maybe 6% growth depending on who’s doing the estimating, but it’s not a strong double-digit market.

Now, if you have the largest market share and you plan to continue to have the largest market share in a $6 billion market, it means that the market’s not growing double digits. You probably will not grow double-digits, and you have more downside than you have upside because you’re number one. So very simple.

I looked out for the next four or five years. TAXUS was always going to continue to be for the next three or four years, 30%-plus of our business and we’re going to get penalized for not being diversified. So we simply needed to diversify more than the other guys, and I think that’s why we are where we’re at about ready to close the Guidant transaction.

The Guidant transaction — it is truly a transforming event for Boston Scientific. And it’s probably the most exciting time to be with Boston Scientific. This will be a transaction that will transform our Company for decades to come, and I think that it will put us in a league that we were not quite in there yet.

We were — we said back in 1994 when Pete and I went out and decided to start eating as opposed to being eaten, that was simply we had a strategic off-side, two of us. And we said do we want to eat or be eaten? We decided we wanted to eat, so we listed out 27 companies to acquire, 20 — 38 months later we had all 27 companies, and you saw it on the graph. We doubled, tripled the size of the Company in 38-36 months.

So acquiring companies is not new to us. This is what we do. We have a business in medical devices. We develop, design, sell, and we have a business buying technology, buying companies. We also have a division that’s litigation. Litigation is a business to us. It’s not a problem. It’s — when you have markets, 80-90% gross margins, you have to defend yourself and you have to be aggressive, so that’s how we look at the business. That’s why we have been successful.

So why the Guidant transaction? If you look at the market today for cardiovascular medicine, and that includes a peripheral vascular, neurovascular, treating the biological cylinder and also the electronic implant. This is our position at the end of 2005. You can see a nice position, 23% of the market relative to Medtronic, J&J, Guidant, St. Jude. And it is a $19 billion cardiovascular market — a $19 billion — it’s the richest place to be in medical devices. If you’re going to be anywhere, be in the cardiovascular side. Margins are rich, demographics are huge, and if you can execute, it’s the best place to be.

Now, we do the Guidant transaction. Again, these are 2005 numbers, assuming we had Guidant enveloped in. Keep in mind we are selling the vascular intervention business to Abbott, so we have taken that out of the numbers. But you can see based on 2005 in the richest market in medical devices, we will have roughly 35% of the business, and we think that 35% will actually grow.

We had the opportunity to grow our position in cardiovascular medicine given where the ball lies with Guidant and given the strong pipeline that we both have when we combine. So it’s a very exciting time. Those of you — some of you, I look around the room they followed — you guys followed us in 1994/95 when we bought SciMed.

And in 1998, everybody thought it was a bold move, we went out and acquired Schneider out of Pfizer for 2.1 billion. And people said it was worth 1.2 billion and we paid 2.1 billion. They thought we were crazy, foolish — we went into debt for 2.8 billion. We were hanging out there with a debt-to-equity ratio of 72 to zip. It was hanging out there. You know what, even we were scared a little bit. But it was the best acquisition we’ve made in our history — the Schneider acquisition.

The polymer that is on TAXUS today came out of Schneider. The balloon technology, which is highly proprietary, came out of Schneider. Rapid exchange, which we defended in the marketplace which is so valuable — it was 30% of the market, now it’s 80, 90% of the market. That came out of Schneider. The [Ding] patent we’re suing CYPHER on came out of Schneider. So we made a good call back then. Everybody thought we were a little to bold, but we’re number one today.

We made another bold decision just recently with Guidant and it is bold. It’s exciting, bold. Hopefully five years from now when we’re all here we’ll look back and say it was smart, too. At least that is what I’m hoping. So anyway, you can see why the strategic rationale here for combining a CRM — really a first-class CRM business with the number one position in interventional cardiology.

This is what we looked like before we closed the transaction and after the transaction. You can see it immediately provides us diversification, less reliance on drug-eluting stents, big opportunity in CRM. And what I am going to show you here is the comparison. I showed you that drug-eluting stent market, which is a great market to be in. It’s a rich market, but it’s over the next four or five years, it will probably be flattish to single digit growth.

CRM is a ticket. Guidant is a ticket to a much different market, probably the richest market in medical devices over the next five to ten years, and that’s why we were aggressive. You can see what it does to the complexion of the Company. It diversifies us. It makes us clearly the preeminent medical device company in the world, we believe, and if we execute, we can pull this off.

Here’s why you want to be in cardiac rhythm management. Now, keep in mind the slide I showed you, 5-6 billion in drug-eluting stents over the next foreseeable future. This is the future per Wall Street of the cardiac rhythm management market. And we believe even if you discount this, this is the most exciting place to be.

You can see the ticket now that we have to participate in this market. It changes the entire complexion of Boston Scientific. It gives us much higher confidence level than in 2007, 8, 9, 10, 2012, were going to be growing double digits top and bottom line unless we don’t execute. And hopefully, that will not happen. We plan to execute at a very high-level, but it’s an exciting place to be.

What it does for Boston Scientific is clear. It gives best strategic mass in a very broad way in the richest part of the medical device world called cardiovascular medicine. It helps us double the Company literally in 24 months — 24-36 months. We finished the year at 6.3 billion. You can see if everything goes well in 2008, we’ll be in excess of $12 billion in sales, almost doubling the Company in a very short period of time.

Not only are you doubling the Company, you’re doubling the growth rate of earnings with a lot — a much different risk profile. Boston Scientific before the transaction, Boston Scientific after the transaction, the risk profile simply changes to a very, very significant magnitude. It’s a much different risk profile; far more confident in double-digit growth, far more confident in the power of diversification. Just a very powerful combination that gives us much more confidence that we can deliver shareholder value in the double-digit range over the next five to ten years.

Profitability — highly profitable. Combined, we have gross margins in excess of 75%. You can see the EPS on our adjusted EPS model which is closer to cash flow per share. This is the high and low case that was in our S4. We have the opportunity to grow over the next five plus years strong double-digits on topline, even stronger double digits on the earnings side.

Now, I talked about CRM. I talked about drug-eluting stents. Another strategic rationale of this transaction, and I think people got lost in it a little bit; we’re paying for the CRM business and the cardiac surgery business. We’re paying around $20 billion when you do the math. It’s a $27 billion deal. Abbott is paying a fair price for the VI business. There’s a lot of cash that we get on the transaction. And on top of that, we value the additional drug-eluting stent platform around — our calculation it’s around 1.8 billion in value to us.

So when you do the math and that net the 1.8 billion, we’re back down to around an $18 billion acquisition. Okay? Well, is that a fair value? Well, we think we’re buying at least a $3 billion platform growing double digits.

Now, today, it’s not a $3 billion platform. It did take a hit over the last year as you all well know. It’s going to come back. We believe in the recovery. We believe in this technology. This is simply outstanding technology. We’ve got to renew the relationship with the docs. We have to change the complexion of the CRM business. It will become Boston Scientific’s cardiac rhythm management. It’s going to have a new face, a little bit of a fresh start. And I think with that and the platform being so strong, we’re going to recover and rebound our position in CRM and so it’s going to be big deal.

Now, what I am trying to point out is not only did we get the big opportunity in CRM, we also have a better way to convince ourselves that we can grow and be leaderships — and have a leadership position in drug-eluting stents. We not only have the platform exclusively in paclitaxel which is over 50% of the market today, we now are entering the olimus world, which is the other 50% of the market. Okay? We can compete on an olimus story with Medtronic, with J&J, with the new Abbott, with a new platform.

So not only do we already have leadership in paclitaxel, we have the opportunity to extend and — really protect our position in drug-eluting stents with a second platform, with everolimus, with a different polymer, with a strong pipeline. We have clear access, equal access to the portfolio that Guidant has in drug-eluting stents.

So you can see already before XIENCE, we have the strongest pipeline in the space of drug-eluting stents. Now, we are even more robust with the XIENCE program. By the way, it got approved I think about four or five months early over in the EU, and we’re very excited about bringing that to market along with Abbott.

You can see when you compare our pipeline to the competition, we’ve got more shots here to succeed than anyone else. We have got a rich pipeline in the TAXUS program and we also have now a rich program called XIENCE that we plan to iterate off. We plan to put it on our own specialized proprietary delivery systems. We plan to put it on our own stents.

This will be a much different platform than the one Abbott will have. Abbott will iterate and they will iterate successfully in their direction. But we have a good shot between Boston Scientific and Abbott to play big-time in drug-eluting stents with everolimus.

Now, if we do all that, we add to an already $6.3 billion Company. We add a CRM business that is now going to rebound hopefully with good execution, and you add on it another drug-eluting stent platform, this is with the next five years look like. And you can see why we’re so excited. You can see why we had to have this as a strategic addition to Boston Scientific. It simply is continuing the story that we started back in the early ‘90s, building a pre-eminent medical device company that is second to no one.

And we’re planning — our goal is to be number one — not number two. I know everybody has always put Medtronic on a pedestal and rightfully so. They have been outstanding. They are a model. Medtronic is a model of success. And we want to not only meet that model, we want to exceed that model. That’s our goal. We look up to Medtronic as the blue chip. We want to excel and perhaps at least be in that ilk of company and perhaps even excel in that company.

Financing the transaction, very clearly, it’s a lot of dough, but it’s very doable. 27.5 billion, about $1 billion transaction fee. People say gosh, you know Merrill Lynch and Banc of America got a big fee. That was my first response when I looked at this. That just can’t be. I didn’t negotiate that bad. Well, there is a $700 million breakup fee there. So that’s why you get to those numbers.

Then you — we have equity to Guidant shareholders where we’ll issue stock. Abbott puts in net after-tax 5.1 million — billion, I’m sorry. Bank loans of 7.1 billion, and then we have combined cash of — or incremental cash of 3.2 billion. So that’s how the numbers work out.

This is our debt maturities that we structured. People shouldn’t think that were living on the edge. As long as CRM continues to be strong and rebounds, as long as TAXUS is in good shape, we’re going to have a great story. We could hit some other bumps in the road as long as those two are intact. We structured the maturities of this debt very prudently. We don’t have any — mega payments, if you will, until four or five years out and you can see the spread of maturity. So we think it’s prudent.

By the way, we will come out of this with investment-grade. We said we would. So far everything we said we were going to do, we’ve done. We said we were going to finance this transaction with no problem. We said we’d come out with investment-grade. We will. We said we will close it in a matter of three months, not six months as everybody predicted. We will do that. And so far, we’ve said what we were going to do and so far we have accomplished what we said we would do.

Very quickly, this is the kind of flexibility we have, just so you know we are not living on the edge on the debt capacity. This is a depiction of the debt maturities through 2008 — 2010 and 2011, and there’s also — this is the low case of our cash flow available in 2008, 2010, and 2011. You can see the cumulative cash flows overwhelm the debt maturities. So we’re not living on the edge.

And even behind this, if I wanted to sell assets, I could. If I wanted to take down spend, I have a lot of flexibility to take down spend. If I wanted to raise equity, I could raise equity, so we’re not living on the edge. This is a very comfortable transaction for Boston Scientific. I know when we came out with a $72 bid and then went to an $80 bid, people said wow, are these guys living on the edge? I don’t think we are living on the edge. I think we’re being smart, prudent, as long as we execute.

Now, if we don’t execute, then shame on us. But it’s a very doable transaction, very comfortable, and we will still try to pay down the debt as rapidly as possible in the next three years. So where are we in closing the Guidant transaction? Again, so far we’ve said what we were going to do, and so far we’ve accomplished what we said we’re going to do.

The good news, we filed for the SEC, a registration statement. They’re so familiar with us, they — we’re high-profile; they reviewed our 10-Ks consistently. We got high marks from the SEC. They called us back and basically said number one, you have got a limited review, and then we waited for their comments. And frankly, we got almost no comments on our S4. That’s how — the quality I think that we have at Boston Scientific in terms of our ability to account for things and disclose things and comply with SEC requirements.

So that sailed through. We’re now effective. Shareholder meeting set — both shareholders, Guidant’s and Boston Scientific will meet on March 31st to approve this transaction at $80 a share. There is effectively a $1.5 billion breakup fee. We — if anybody tried to come breakup the transaction, we would not only get our 700 million back, there would be another 800 million. So I think it’s a — we’re in altitude that — safe to say we’re going to close this very soon.

Right now, we’re going to — probably targeting closing for a lot of reasons, including some tax reasons, probably April 3rd or thereabouts. So it will be the week of April 3rd that we plan to close this transaction and have this exciting new future start. So I think that — I think that covers.

FTC and EU going very well. I have been involved with those discussions since December 5th when we launched our $72 offer. And I think they’ve reviewed almost all of the issues and all the documents. It’s not completed yet. But safe to say, I feel very good about getting both FTC approval and EU approval in a manner that will allow us to close on that April 3rd week.

So things have gone going smoothly. Keep in mind it should have gone smoothly because we divested almost everything that could possibly be viewed as an overlap. And obviously, sharing DES is better than not sharing DES. So people say gee, can you share this? Well, it was going to all go into J&J, so you would think that two companies sharing it would be more pro-competitive than one company swallowing it. So I didn’t think that was going to be a hurdle and so far it has not been.

We’ve tried to guess as to where the boundaries are with the FTC and I think we’ve abided by those boundaries. The next update will be next week. We’ve got a meeting at the American College of Cardiologists — or, Cardiology, and we have an analyst meeting for an hour and a half updating — Paul LaViolette will be updating you on the cardiovascular business. We’ll be providing some update on the FDA situation.

We have responded, by the way, to the FDA. We did get a warning letter that we are very embarrassed about. It says we have some issue with the FDA. Let me restate that the highest priority at Boston Scientific is not closing the Guidant transaction, it’s satisfying the FDA. The good news is I think we will satisfy the FDA. This wasn’t about bad technology. This was about perhaps processes that need to be improved on complaint handling and what have you.

We have an army of people on it, as you can imagine. Without the FDA’s support, we’re nowhere. We recognize that. We have responded to the FDA’s letter I think in a very constructive and high integrity way. We plan on working with the FDA throughout and in the months ahead. Right now, we’re hoping to have the FDA come back into the Boston Scientific facilities for re-inspection in the third quarter of this year.

Hopefully, we can get the letter then lifted if we’ve done all the things that we think they have expected us to do, and it will not hold up our Liberté launch sometime later this year which we’re excited about. It will be the first second-generation drug-eluting stent platform.

So with that, let me close by saying thank you for your attention. It’s an exciting time to be with Boston Scientific and we look forward to creating a lot of shareholder value over the next 60 months or so. I don’t know where we are on timing if you want to take a question or two.

QUESTION AND ANSWER

Unidentified Speaker

(Inaudible question - microphone inaccessible)

Larry Best  - Boston Scientific - CFO

Okay. Anybody have one question or two questions that stand out? We have a breakout session somewhere. I’ll look forward to seeing you there. Thanks.

Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005.  Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.